Exhibit 19.1

Insider Trading Policy (ORN_LEG006 -Version 5)	Page 1
Orion Group Holdings, Inc.	January 8, 2025

INTRODUCTION

This Insider Trading Policy (this “Policy”) describes the standards of Orion Group Holdings, Inc. and its subsidiaries (collectively the “Company” or “Orion”) on trading or instigating the trading of the Company’s securities or securities of certain other publicly traded companies while in possession of confidential information.  Simply stated, “insider trading” occurs when a person uses material, non-public information obtained through involvement with the Company to make decisions to purchase, sell, give away, gift, or otherwise trade the Company’s securities or the securities of certain other companies who are business partners of the Company (“Partner Companies”), or to provide that information to others outside the Company.

OBJECTIVE

This Policy provides guidelines and awareness to help prevent any actual or apparent misconduct either of which could lead to allegations of insider trading and the potential for significant liability on the part of any implicated parties. This Policy does not replace your responsibility to understand and comply with applicable insider trading laws including the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). As insider trading laws are technical and often complex, changes and new interpretations of the laws are frequent. Therefore, you should not assume that compliance with this Policy automatically equates to compliance with current, applicable laws.

RESPONSIBILITY

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and not to engage in transactions involving Company securities or the securities of any Partner Companies, while in possession of material, non-public information. Persons who are subject to this Policy must not engage in illegal trading and must avoid the appearance of improper trading. Each individual subject to this Policy is personally responsible for complying with this Policy and making sure that any family member, household member, or entity whose transactions are subject to this Policy also comply.

SCOPE

This Policy applies to all directors, executives, officers and employees of the Company (collectively “Covered Persons”). The Company may also determine that other persons should be subject to this Policy such as consultants, agents and vendors because of their responsibility, their role, or whether they have actual or potential access to material information. This Policy may also apply to family members (a “Related Party” as defined below), other members of a person’s household, and entities controlled by a person who is subject to this Policy.  This Policy applies equally to transactions of the Company itself in its own securities.

Insider Trading Policy (ORN_LEG006 -Version 5)	Page 2
Orion Group Holdings, Inc.	January 8, 2025

This Policy pertains to transactions in and gifts of the Company’s securities, including the Company’s common stock, options to purchase common stock, or any other type of securities that the Company may issue including (but not limited to) preferred stock, derivatives securities that are not issued by the Company such as exchange-traded put or call options or swaps relating to Company Securities.  The scope of this Policy can also include similar securities of Partner Companies.

POLICY

1.0	Definitions

1.1Covered Persons – Persons who serve as directors, executives, officers and employees and their respective immediate family members or household members are deemed “Covered Persons” for the purpose of this Policy and federal securities laws. Certain consultants, agents or vendors may also be deemed “Covered Persons” if the Company determines that their responsibility, role, or access (whether actual or potential access) to the Company’s material information warrants adherence to this Policy.

1.2Material – Information is generally regarded as “material” if it has market significance, or if its public dissemination is likely to affect the market price of securities, or if information that a reasonable investor would want to know before making an investment decision. Material information is not limited to historical facts but may also include projections and forecasts. Any information concerning an event that would have a large effect on stock price, such as a merger or an acquisition, may be material even if the possibility that the event will actually occur is relatively small.  Material information also consists of “changes” and “facts,” such as a change in the business operations, management or capital expenditures, which could have a significant effect on the market price or value of the Company’s securities. Information that is likely to affect the price of a company’s securities is almost always material. It is also important to remember that either positive or negative information may be material. Determining whether particular information is material is frequently dependent upon then existing, surrounding circumstances and conditions. Common examples of material information include:

◾	Unpublished financial results (annual, quarterly or otherwise);
◾	Unpublished projections of future earnings or losses;
◾	News or information of significant potential project gains or losses, customer gains or losses, project suspensions or terminations;
◾	News of or information regarding a pending or proposed merger of companies or the purchase or sale of a company;
◾	News of or information regarding a significant acquisition or sale of significant assets or a significant asset, including those of other companies, and those of the Company;
◾	News of or information regarding significant corporate reorganizations, reductions in force, joint ventures, partnering arrangements, market expansions or contractions (geographical as well as business area);
◾	Defaults or events of default under any significant credit agreement or surety arrangement;
◾	Changes in the Company’s or its subsidiaries’ credit ratings;
◾	Impending announcements of bankruptcy or financial liquidity problems;

Insider Trading Policy (ORN_LEG006 -Version 5)	Page 3
Orion Group Holdings, Inc.	January 8, 2025

◾	Gain or loss of a substantial or strategically important customer or supplier;
◾	Default under a significant contract by a customer or supplier or by the Company;
◾	Terms and status of significant bids, contracts or projects;
◾	Cybersecurity risks and incidents, including vulnerabilities and breaches;
◾	Development of significant new processes or technology;
◾	Changes in the Company’s distribution or dividend policy;
◾	Plans for significant capital expenditures or investments;
◾	New equity or debt offerings or stock splits;
◾	Possible significant litigation, regulatory enforcement or other legal proceedings;
◾	Significant developments in litigation, regulatory enforcement or other legal proceedings; and
◾	Changes in management or in the Board of Directors.

When in doubt about whether particular non-public information is “material,” you should presume it is material. If you are unsure whether information is “material,” then contact the Legal Department.

1.3Non-public Information – Information about the Company that is not known to the general public is considered “non-public information.”  The fact that information has been disclosed to a few members of the public, or outside of the organization, does not make it “public” for insider trading purposes. In order for information to be considered “public,” it must be widely disseminated in a manner making it generally available to the investing public and the investing public must have had time to absorb the information. Generally, one should allow two (2) full trading days following publication as a reasonable waiting period before information is deemed to be public. Non-public information may include (but not be limited to): (i) information available to a select group of analysts or brokers or institutional investors; (ii) undisclosed facts that are subject of rumors even if such rumors are widely circulated; or (iii) information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and sufficient amount of time has elapsed for the market to respond to such public announcement.

1.4Related Party - With respect to a Covered Person, a “related party” means any spouse, minor child, minor stepchild and anyone else living in the insider’s household; business partnerships in which the insider is a general partner; trusts of which the Covered Person is a trustee; and estates of which the insider is an executor.  Although a person’s parent or sibling may not be considered a related party (unless living in the same household), a parent or sibling may be considered a “tippee” for securities law purposes.

1.5Trading Ban or Blackout Period – A period of time where Covered Persons are prohibited from conducting transactions of Company securities (“trading ban” or “blackout period”) due to special circumstances relating to the Company including (but not limited to) business, financial or operational developments of the Company which are known by Covered Persons but are not yet disclosed to the public. In such event, Covered Persons and any other person subject to such trading ban or blackout

Insider Trading Policy (ORN_LEG006 -Version 5)	Page 4
Orion Group Holdings, Inc.	January 8, 2025

period, shall not engage in any transaction involving the purchase or sale of Company’s securities and should not disclose to others the facts of such cessation of trading for the designated timeframe of the trading ban or blackout period.

1.6Trading Day -- A “Trading Day” means a day on which national stock exchanges or the Over-The-Counter Bulletin Board Quotation System are open for trading and a “Trading Day” begins at the time trading begins.

1.7Trading Window – A period of time where Covered Persons are free to conduct transactions of Company securities commencing two full trading days following the date of public release of financial results or other material information for a particular fiscal quarter and ending 15 calendar days prior to the end of the current fiscal quarter.

1.8Window Group – A group of designated individuals who have been deemed Covered Persons, included in internal communications regarding the trading window or blackout period, who are subject to the guidelines in this Policy.

1.9Quiet Periods - A quiet period is a designated time period when a company limits or prohibits communication with investors and analysts. There are two types of quiet periods. The first is voluntary and is instituted by public companies to protect against disclosure violations during times when quarterly results are generally known by insiders but have not yet been publicly announced. The second is in connection with financing transactions such as IPOs and follow-on offerings and is required by the SEC.

2.0Policy Summary

This Policy prohibits insiders from trading in or “tipping” others who may trade in the Company’s securities or the securities of business partners while aware of material non-public information about the Company or such business partners. Insiders are also prohibited from trading in or tipping others who may trade in the securities of another company if they learn material non-public information about the other company in connection with their employment by or relationship with the Company. Moreover, Covered Persons are not authorized to recommend the purchase or sale of the Company’s securities to any other person regardless of whether the insider is aware of material non-public information. These illegal activities are commonly referred to as “insider trading.”

Subject to the terms of this Policy, Covered Persons will be able to sell stock (such as common stock, options to buy or sell common stock, warrants and convertible securities) and derivative securities relating to the Company’s common stock that they hold in the Company after the Company has disclosed material information to the public through its formal, approved means of communication by the Board of Directors and/or the President and Chief Executive Officer. Sale of such Company stock (with respect to restricted stock and any stock from previous exercises of options) during open trading windows should also correspond with applicable procedures under SEC rules. Covered Persons are free to sell their Company stock provided that such Covered Person complies with this Policy and such sale is not during a trading ban or blackout period.  Additionally, this Policy applies to the handling of material, non-public information of the Company as well as of others with which the Company does business, in each case for the purpose of

Insider Trading Policy (ORN_LEG006 -Version 5)	Page 5
Orion Group Holdings, Inc.	January 8, 2025

promoting compliance with applicable securities laws. In addition, the Company’s Corporate Disclosure Policy provides additional requirements and guidance with respect to the handling of material, non-public information.

Additionally, all insiders should treat material non-public information about the Company’s business partners with the same care required with respect to material non-public information related directly to the Company.

No individual, regardless of their position within the Company, should purchase or sell the Company’s securities while in possession of material, nonpublic information. If an individual possesses material, nonpublic information, that Covered Person shall not trade until that information has been disclosed by the Company to the public or it has ceased to be material. Additionally, (i) trading in the securities of Partner Companies about which a Covered Person has obtained or received material, nonpublic information by virtue of that person’s relationship with the Company; and (ii) communicating any such material nonpublic information (of Orion or a Partner Company) to others who may trade on or while in possession of such information, are also prohibited.

To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that the Window Group refrain from executing transactions involving the purchase or sale of the Company’s securities other than during the Trading Window.

The prohibition against trading during the blackout period encompasses the fulfillment of “limit orders” by any broker, and the brokers with whom the limit order is placed must be so instructed at the time it is placed.  The blackout period also applies to any sale of stock as part of a broker-assisted cashless exercise of an option or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

From time to time, the Company may also prohibit the Window Group from trading the Company’s securities because of developments known to the Company and not yet disclosed to the public. In this event, the Window Group may not engage in any transaction involving the purchase or sale of the Company’s securities until the information has been known publicly for at least two full Trading Days and should not disclose to others the fact of the trading suspension.

It should be noted that even during the Trading Window, any person aware of Material Non-Public Information concerning the Company should not engage in any transactions in the Company’s securities until the information has been known publicly for at least two full Trading Days, whether or not the Company has recommended a suspension of trading to that person. Trading in the Company’s securities during the Trading Window should not be considered a “safe harbor,” and all insiders should use good judgment at all times.

2.1	Transactions Subject to this Policy

Insider Trading Policy (ORN_LEG006 -Version 5)	Page 6
Orion Group Holdings, Inc.	January 8, 2025

The transactions covered by the restrictions under this Policy include not only direct, open market purchases and sales of, and other transactions in, Company’s common stock made by the Covered Person directly, but also the following forms of transactions that may be executed privately or through a broker:

◾	Transactions in securities acquired for the Covered Person’s account under a share purchase plan of the Company;
◾	Transactions in common stock which were awarded to a Covered Person pursuant to an equity incentive plan of the Company;
◾	Any market sale for the purpose of generating the cash needed to pay the exercise price of an option or to pay taxes upon the vesting of restricted stock;
◾	Any transaction in a Partner Company’s securities while the Covered Person, in the course of performing the job, had access to or became in possession of such Partner Company’s material, non-public information.

2.2Directors and Certain Officers

The Company’s directors and Section 16 officers (as defined below) are required to file Section 16 reports with the SEC when they engage in transactions in the Company’s securities. Although the Company may generally assist its directors and Section 16 officers in preparing and filing the required reports, directors and Section 16 officers retain responsibility for the reports. Directors and Section 16 officers shall comply with the policies and procedures set forth in the Company’s Short-Swing Trading and Reporting Policy. “Section 16 officers” means the Company’s President and CEO, Executive Vice President and CFO, principal accounting officer (or if none, the controller), any president or vice-president of the Company in charge of a principal business unit, division or function (such as sales, administration or finance), and any other officer who performs a policy-making function, as determined from time to time by the Board, or any other person who performs similar policy-making functions of the Company, as determined from time to time by the Board.

2.3Quiet Period Protocol

There is often significant material information collected, organized, reported to and known by management during a Quiet Period combined with the imminent release of that information through a quarterly earnings press release which creates an environment that could inadvertently lead to selective disclosure, especially in calls or meetings with investors and analysts. The purpose of a Quiet Period is to limit the risk of unintentional material disclosures.

Orion’s position is that the Quiet Period shall, at a minimum, begin on the last day of the quarter and end when earnings for such quarter are reported. During a Quiet Period, executive management shall not engage with analysts or investors or otherwise participate in analyst or investor conferences, unless such engagement or conference participating has been expressly approved in advance by  the General Counsel of the Company.

2.4Speculation in Orion Stock

Insider Trading Policy (ORN_LEG006 -Version 5)	Page 7
Orion Group Holdings, Inc.	January 8, 2025

In addition to the above, all officers, directors, and employees are prohibited from certain speculation transactions in the Company’s securities, including but not limited to short selling (profiting if the market price of the Company’s securities decreases), buying or selling any publicly traded options (including writing covered calls), hedging, or any other type of derivative arrangement involving the Company’s securities that has a similar economic effect. Because the Company believes it is improper and inappropriate for its insiders to engage in short-term or speculative transactions involving certain securities, it is the Company’s policy that its insiders may not engage in any of transactions specified below.

◾	Purchases of Company Stock on Margin. Any of the Company’s common stock purchased in the open market should be paid for in full at the time of purchase. Purchasing the Company’s common stock on margin (e.g., borrowing money from a brokerage firm or other third party to fund the stock purchase) is strictly prohibited by this Policy.
◾	Short Sales of Company Stock. Any of the Company’s common stock purchased in the open market can be sold by the purchaser at any time, provided that the guidelines outlined in this Policy are adhered to. Selling the Company’s common stock short, however, is strictly prohibited by this Policy. Selling short is the practice of selling more shares than you own, which is a technique used to speculate on a decline in the stock price.
◾	Buying or Selling Puts or Calls on Company Stock. The purchase or sale of options of any kind, whether puts or calls, or other derivative securities relating to the Company’s common stock is strictly prohibited by this Policy. A put is a right to sell at a specified price a specific number of shares by a certain date and is utilized in anticipation of a decline in the stock price. A call is a right to buy at a specified price a specified number of shares by a certain dated and is utilized in anticipation of a rise in the stock price.

Additionally, all officers and directors are prohibited from pledging any Company securities.

2.5Post Termination Transactions

The guidelines set forth in this Policy continue to apply to transactions in the Company’s securities even after the Covered Person has terminated employment or other service relationship with the Company for any reason as follows: if the Covered Person is aware of material non-public information when his or her employment or service relationship terminates and may not trade in the Company’s securities until that information has become public or is no longer material.

2.6Transactions Excluded From This Policy

The prohibition against trading during the blackout period does not apply to transactions involving (1) the exercise of stock options for cash under the Company’s stock option plans (however, any shares acquired must be held until the Blackout Period has expired), (2) the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares subject to an option to satisfy tax withholding requirements, or (3) the purchase of stock through payroll deductions associated with a Company employee stock purchase plan, if any (however, any shares so acquired may only be sold during

Insider Trading Policy (ORN_LEG006 -Version 5)	Page 8
Orion Group Holdings, Inc.	January 8, 2025

a Trading Window). For the avoidance of doubt, any increase or decrease to the amount of payroll deductions associated with an employee stock purchase plan may only be made by an eligible employee during a Trading Window; however, an eligible employee may at any time terminate participation in the employee stock purchase plan altogether pursuant to the terms of the employee stock purchase plan.

2.7Planned Trading Programs

Rule 10b5-1 Plans are designed to provide flexibility to those who would like to plan securities transactions in advance at a time when they are not aware of material, non-public information, and then carry out those pre-planned transactions at a later time, even if they later become aware of material, non-public information after the Rule 10b5-1 Plan is implemented but before the trade is executed.  To meet the requirements of Rule 10b5-1, each of the following elements need to be satisfied:  (i) the purchase or sale of securities was affected pursuant to a pre-existing plan; and, (ii) the Covered Person adopted the plan while unaware of any material non-public information.  Prior to adopting a 10b5-1 Plan, any employee or director must share the draft 10b5-1 Plan with the General Counsel of the Company for review and approval.

3.0Hardship Waivers

The guidelines specified in this Policy may be waived, at the discretion of the Company’s General Counsel, if compliance would create severe hardship or prevent Covered Person within the Window Group from complying with a court order, as in the case of a divorce settlement. Any exception approved by the Company’s General Counsel shall be reported immediately to the Chief Executive Officer, Chief Financial Officer, and the Chair of the Audit Committee of the Company’s Board of Directors (the “Board”).

4.0Policy Administrator

The Company has appointed the General Counsel as the “Policy Administrator” for this Policy. The duties of the Policy Administrator include: assisting with implementation and enforcement of this Policy; making the Policy available to all directors, executives, officers, employees and any other Covered Person; ensuring that this Policy remains current with insider trading laws; pre-clearing any prospective trades to be made by any executive officer or director of the Company in Company securities; and, reviewing and approving any Rule 10b5-1 plan or similar plan of any such transactions during Trading Windows.

The Company reserves the right to amend or rescind this Policy or any portion of it at any time and to adopt different policies and procedures at any time.  In the event of any conflict or inconsistency between this Policy and any other materials distributed by the Company, this Policy shall govern.  If a law conflicts with this Policy, you must comply with the law.

Insider Trading Policy (ORN_LEG006 -Version 5)	Page 9
Orion Group Holdings, Inc.	January 8, 2025

5.0Potential Liability and Disciplinary Action

5.1Liability

The adverse consequences of insider trading violations, which include criminal sanctions (including significant jail time), are staggering. What follows are the significant, but not all, adverse consequences of such violations:

(a)	For individuals who trade on or while in possession of Material Non-Public Information (or “tip” such information to others):
◾	A civil penalty equal to at least three times the profit gained or loss avoided resulting from the violation;
◾	A significant criminal fine; and/or
◾	A jail term.
(b)	For the Company, as well as possibly any supervisory personnel (so-called “controlling persons”), if it/they fail(s) to take appropriate steps to prevent illegal trading:
◾	A civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the insider’s violation; and/or
◾	A criminal penalty of up to $25 million.

5.2Disciplinary Action by the Company

Persons who violate this Policy shall be subject to disciplinary action by the Company, which may include termination or other appropriate action. In addition, the Company may need or be required to report any violation of this Policy to the SEC.

6.0Questions and Reporting Violations

It is critical that you appreciate and understand all terms, conditions and restrictions of this Policy. If you do not understand any provision of this Policy, promptly discuss the matter with the General Counsel. Any Covered Person or employee who becomes aware or suspects a violation of this Policy should:

1.Report the violation to the General Counsel and Chief Compliance Officer either in person, by phone or by email at:

General Counsel

Orion Group Holdings, Inc.

12000 Aerospace Ave., Suite 300

Houston, TX 77034

Phone: 713-852-6543

Email:  gcounsel@orn.net

2.Submit an anonymous report to the Company’s Compliance and Ethics Helpline. The

Insider Trading Policy (ORN_LEG006 -Version 5)	Page 10
Orion Group Holdings, Inc.	January 8, 2025

Compliance and Ethics Helpline can be accessed either by phone at 866-777-7840, or online at https://www.whistleblowerservices.com/OGHI/.

7.0Policy Certification of Compliance

You will be required to execute an Annual Compliance Certification pursuant to which you will be asked to certify that you have complied with certain Company policies, including this Insider Trading Policy, and that you are not aware of any violations thereof by any other individual. It is the General Counsel’s responsibility to seek and obtain such certifications annually.

8.0	Reference Documents

For additional guidance and reference, the following Company policies, in addition to all Legal and Compliance policies, are located on the Company’s Intranet site, The Belt, under the file entitled “Policy Portal”:

1.Code of Business Conduct and Ethics for Employees

2.Code of Business Conduct and Ethics for Members of the Board of Directors

3.Corporate Ethics and Legal Compliance Policy

4.Short Swing Trading and Reporting Policy

5.Corporate Disclosure Policy

6.Disclosure Controls and Procedures Policy

END OF POLICY